EXHIBIT 3

                                  [TRANSLATION]

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                                November 1, 2005

SECURITIES AUTHORITY                TEL AVIV STOCK EXCHANGE
www.isa.gov.il                      www.tase.co.il


              IMMEDIATE REPORT OF AN EVENT OR MATTER DEVIATING FROM
                    THE COMPANY'S REGULAR COURSE OF BUSINESS

  Subject of the Event: Extension of the Line of Credit from the Bank of Israel

1. The Governor of the Bank of Israel gave notice to the Bank today regarding the extension of the validity of the special line of credit that was provided to the Bank by the Bank of Israel until July 31, 2008 (the termination date of the run-off plan) at the latest, and this pursuant and subject to various conditions detailed in the Governor's letter, the principle ones being as follows:

     a. The Bank may continue to make use of the special credit to bridge its liquidity needs required to fulfill its banking and current obligations.

     b. The amount of the special line of credit shall not at any time exceed NIS 1.25 billion and it shall decline in accordance with the forecast that was attached to the letter of the Governor of the Bank of Israel.

     c. The interest rate on the utilized credit will be the interest rate of the Bank of Israel.

     d. A significant administrative expense which deviates from the Bank's regular course of business and which has an effect on the Bank's financial results, requires the approval of the Bank of Israel.

     e. The extension of the special line of credit is subject to the implementation of the requisite amendments and additions to the debenture dated November 11, 2002 that the Bank provided in favor of the Bank of Israel and by which it created a general floating charge in the favor of the Bank of Israel.

     f. The Governor noted the consent of the Bank to the immediate limitation of the Bank's license so that it should reflect its limited activities as derived from the run-off plan including non-renewal of existing deposits upon their maturity and to establish in the license that its validity is until July 31, 2008 (the end of the run-off plan period).


2. The date and time when the Company was first made aware of the event or matter: November 1, 2005 at 11:15 A.M.